Exhibit 99.1

NR-17-15

GOLD RESERVE PROVIDES NOVEMBER VENEZUELA UPDATE

SPOKANE, WASHINGTON, November 22, 2017

Gold Reserve Inc. (TSX.V: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) reported on activities in Venezuela with respect to the Siembra Minera S.A. gold/copper/silver project (owned 45% by the Company and 55% by the Bolivarian Republic of Venezuela).

Gold Reserve, Siembra Minera S.A. and their technical consultants are working to complete the Preliminary Economic Assessment (“PEA”) in accordance with National Instrument 43-101.  This study will include an up to date resource estimate, a mine plan including gold, copper and silver production, estimated capital and operating costs, and overall project schedule for both the planned early production 15,000 tonnes per day saprolite mill and the longer term 140,000 tonnes per day hard rock mill.

The Company is also pleased to report net income of US$34.3 million (US$0.36 per share) for the third quarter ended September 30, 2017,  versus a US$5.6 million net loss (US$0.06 per share) for the same period in 2016. Revenues for the third quarter 2017 were US$88.5 million versus no revenues in the same period of 2016. For the nine months ended September 30, 2017 net income was US$81.8 million versus a net loss of US$15.1 million for the same period of 2016. Revenues for the nine months were US$187.5 million versus no revenues in the same period of 2016. The Company’s unaudited interim consolidated financial statements and related management’s discussion and analysis for the three and nine months ended September 30, 2017 have been filed and are available for review under the Company’s profiles at www.sedar.com and www.sec.gov.

The Company also announces that it has received the November installment payment of US$29.5 million pursuant to its Settlement Agreement with Venezuela. These funds were deposited into a trust account for the benefit of the Company at Banco de Desarrollo Económico y Social de Venezuela (“Bandes”), a Venezuelan state-owned economic and social development bank. As a result of the sanctions issued in August 2017, the U.S. government restricted the Venezuelan government's access to the U.S. financial markets by filing executive orders barring, among other things, dealings in new bonds and stocks issued by the Venezuelan government and the state oil company and prohibiting Americans from doing business with them. Subsequent to the U.S. actions, Canada imposed its own sanctions. The sanctions imposed by the U.S. and Canada subsequently led international intermediary banks, which previously facilitated the transfer of funds from Bandes to the Company’s United States bank accounts, to decline to facilitate such transfers or put significant limitations on their participation. The Company and Venezuela have been working with various international banks to accomplish these transfers. Including the November 2017 payment, Gold Reserve has received an aggregate of US $187.5 million pursuant to the Settlement Agreement, of which US$99 million has been transferred to its U.S. bank account and US$88.5 million remains in the Bandes trust account.

Also as a result of the U.S. sanctions, the US$350 million in face value of debt securities that were intended to be pledged as collateral for a portion of the Settlement Agreement payments were not on the exempt list, and are therefore no longer marketable. The Venezuelan government is working to replace this collateral with something that is both acceptable to Gold Reserve and permitted under the sanctions.

Doug Belanger stated, “The government of Venezuela has assured the Company that it remains committed to the Siembra Minera Project and the terms of the Settlement Agreement with Gold Reserve and we are hopeful that the Company can work within the restrictions of the U. S. and Canadian sanctions to resolve the current situation.”

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov and www.sedar.com

Gold Reserve Inc. Contact
A. Douglas Belanger, President
999 W. Riverside Avenue, Suite 401
Spokane, WA 9920I USA
Tel. (509) 623-1500
Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to the development of the Siembra Minera project, including the preparation of a PEA for the project, the transfer of funds held in the Company’s trust account with Bandes and the pledging of collateral by Venezuela pursuant to the Settlement Agreement . Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation the risk that a PEA for the Siembra Minera project will not be completed within the time frame anticipated, the risk that the development of the Siembra Minera project may not proceed as anticipated , the risk that the Company may not be able to repatriate funds received under the Settlement Agreement and the risk that Venezuela may not be able to provide collateral security for the payments to be made under the Settlement Agreement. This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.